

March 2, 2021

<u>**Via E-Mail**</u>

Elizabeth Gonzalez-Sussman
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019

> **Re:** **Kohl's Corporation**
> **PREC14A filed on February 23, 2021**
> **DFAN14A filed February 23, 2021**
> **DFAN14A filed February 22, 2021**
> **Filed by Macellum Badger Fund, LP,** *et al.*
> **File No. 1-11084**

Dear Ms. Gonzalez-Sussman:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filings listed above. We have the following comments. Defined terms used here have the same meaning as in your proxy statement.

Please respond to this letter by revising your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your proxy statement and the information you provide in response to these comments, we may have additional comments. Please allow time for staff review of your revised proxy statement.

Preliminary Proxy Statement filed on February 23, 2021

General

1. Please revise generally to avoid presenting opinions set forth as facts. See for example, many of the headings in this proxy statement such as "The Board Has a History of Poor Capital Allocation" and "Board Lacks Alignment with Shareholders."

Cover Page

2. Please verify the address for Kohl's Corporation, or revise.

The Board Has Overseen Long Term Operating Underperformance, page 9

3. Explain how the figures presented in this chart were calculated or derived. In this regard, the figures appear to be different than those reported by Kohl's in its 2020 Form 10-K.

4. On page 10, you state that from 2011 to 2019, net sales in "the industry" grew 17%, as compared to $1.1 billion in growth for Kohl's during the same period. Define the "industry" to which you refer, and provide support for the 17% figure. If this "industry" is different from the peer groups to which you compare Kohl's elsewhere in the proxy statement, note this fact and explain the reason.

The Board has a History of Poor Capital Allocation, page 10

5. Define ROIC as used throughout the proxy statement and provide support for (including how you calculated) the ROIC figure listed in the last paragraph on page 10, including the material assumptions underlying that number. We note that Kohl's Form 10-K reports ROI of 12.8% (adjusted ROI of 13.4%) for the fiscal year ended February 1, 2020.

Board Lacks Alignment with Shareholders, page 12

6. Clarify for the figures in the first paragraph of this section whether the $1.2 million in Company stock figure refers to purchases by current directors only, and whether the $23 million in director compensation refers to the same existing director group. It appears that the first figure refers to stock purchases by current board members only, while the second metric goes back a number of years and encompasses compensation to individuals who are no longer on the Board. Please clarify. In particular as to the $23 million figure, revise to state the period to which you refer.

Proposal 1. Election of Directors, page

7. Refer to the last full paragraph on page 22. Revise to clarify that you could not substitute a nominee in the event one of the listed nominees is unable to serve, because such nominee would be untimely under Kohl's advance notice bylaw provision. If you disagree, describe the basis for your belief to the contrary in the proxy statement.

Solicitation of Proxies, page 27

8. In the first paragraph of this section, you state that you may solicit proxies via (among other methods) "telegraph." Unless you intend to use a telegraph, please revise.

Form of Proxy

9. In the capitalized disclosure in proposal 1 on the form of proxy, clarify that you will vote the proxy as directed, and if signed but not filled out, you will vote for the named individuals

(you already say this earlier on the card). Currently, your capitalized disclosure appears to indicate that no matter how voted, you will use the proxy card to vote for your own nominees. In addition, clarify why you are referring shareholders to the Company's proxy statement on the card for information about the Company's nominees, since they cannot vote for any of those nominees using your card.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions